EXHIBIT 12.1

STATEMENT RE COMPUTATION OF RATIOS

The following table sets forth the ratio of earnings to fixed charges and preferred stock dividends for the periods indicated below:

	For the nine months ended September 30	For the years ended December 31,
	2013	2013	2012
Earnings:
Pretax income (loss) from continuing operations	$(7,516,074)	$3,226,430	$4,819,306
Fixed Charges	3,661,788	4,591,673	449,164
Dividends distributed to shareholders	2,326	44,827	—
Total Earnings	$(3,851,960)	$7,862,930	$5,268,470

Fixed Charges:
Interest Expense	$3,661,788	$4,591,673	$449,164
Preferred stock	2,326	44,827	—
Total Fixed Charges	$3,664,114	$4,636,500	$449,164

Ratio of earnings to fixed charges	(1.05)	1.70	11.73
Ratio of earnings to fixed charges and preferred stock dividends	(1.05)	1.70	11.73
Deficiency of earnings to fixed charges and preferred stock dividends	(7,516,074)	—	—